                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________.

                         Commission File Number: 0-23948

     BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN (THE "PLAN")
                            (Full title of the Plan)

                         Boyd Bros. Transportation Inc.
                     3275 Highway 30, Clayton, Alabama 36016
 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                              REQUIRED INFORMATION

Financial Statements and Exhibits

A) The following financial statements and schedules are being filed pursuant to the Required Information to Form 11-K:

   1) Report of Independent Auditors

   2) Statements of Net Assets Available for Benefits - December 31, 2000 and
      1999

   3) Statements of Changes in Net Assets Available for Benefits - December 31, 2000 and 1999

   4) Notes to Financial Statements

   5) Schedules

      a) Assets Held for Investment Purposes - December 31, 2000

      b) Schedule of Reportable Transactions - Year Ended December 31, 2000

B) The following exhibit is filed as part of this annual report:

   Exhibit No. 23

   Independent Auditors' Consent




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INDEPENDENT AUDITORS' REPORT


Boyd Bros. Transportation Inc.
   401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Boyd Bros. Transportation Inc. 401(k) Profit Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.



Deloitte & Touche LLP
Birmingham, Alabama
May 25, 2001

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

                                                  2000                1999
ASSETS

Investments at fair value:
  Common stock                                 $  275,913          $  788,453
  Mutual funds                                  4,353,814           3,990,195
  Real estate                                                         320,000
                                               ----------          ----------

       Total investments                        4,629,727           5,098,648
                                               ----------          ----------

Contributions receivable:
  Employer                                                              4,036
  Employee                                                             10,657
                                               ----------          ----------

       Total contributions receivable                                  14,693
                                               ----------          ----------

Cash and cash equivalents                          24,285               5,370
                                               ----------          ----------

NET ASSETS AVAILABLE FOR BENEFITS              $4,654,012          $5,118,711
                                               ==========          ==========

See notes to financial statements.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                 2000                  1999
ADDITIONS:

  Net depreciation in fair value of
    investments                              $   (714,978)         $   (273,375)
  Interest and dividends                          379,479               447,149
  Employer contributions                          259,306               281,606
  Employee contributions                          691,334               761,882
  Rollover contributions                           53,113
  Rental income                                                             855
                                             ------------          ------------

           Total additions                        668,254             1,218,117
                                             ------------          ------------

DEDUCTIONS:
  Distributions to participants                 1,117,567               432,098
  Administrative expenses                          15,386                31,209
                                             ------------          ------------

           Total deductions                     1,132,953               463,307
                                             ------------          ------------

NET INCREASE (DECREASE)                          (464,699)              754,810

NET ASSETS AVAILABLE FOR
  BENEFITS:

  BEGINNING OF YEAR                             5,118,711             4,363,901
                                             ------------          ------------

  END OF YEAR                                $  4,654,012          $  5,118,711
                                             ============          ============

See notes to financial statements.


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

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements of Boyd Bros. Transportation Inc. 401(k) Profit Sharing Plan (the "Plan") have been prepared on the accrual basis of accounting.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Boyd Bros. Transportation Inc. (the "Sponsor") stock is valued at its quoted market price. Real estate is valued at estimated fair value.

         Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         EXPENSES - Substantially all administrative expenses are paid by the Sponsor. In addition, the Sponsor furnishes operating space, equipment, supplies and other services. The annual fund expenses charged by the recordkeeper are paid by the participants and the Sponsor.

         BENEFITS PAYABLE - As of December 31, 2000 and 1999, net assets available for benefits included benefits of $312,597 and $282,999, respectively, due to participants who have withdrawn from participation in the Plan.

2.       PLAN DESCRIPTION AND FUNDING POLICY

         The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         GENERAL - The Plan was established January 1, 1984 to provide retirement savings to the employees of the Sponsor and their beneficiaries. The Plan was most recently amended in its entirety October 1, 1996.

         The administrator of the Plan is the Sponsor. AmSouth Bank of Alabama is the trustee and recordkeeper.

         PARTICIPATION - All full-time employees who have completed one year of service and who are at least 21 years of age are eligible for participation in the Plan. Participants may contribute to the Plan through voluntary pre-tax payroll deductions, not exceeding 15% of their salary. Sponsor contributions are discretionary and, if made, will be based on a percentage of the participant's contributions for the plan year.


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

         INCOME ALLOCATION - Investment earnings are allocated to individual participant accounts on a daily basis. Sponsor contributions are allocated in the ratio that each participant's compensation for the plan year bears to the compensation of all participants for the plan year.

         VESTING - The value of a participant's account arising from voluntary payroll contributions is fully vested at all times. The vesting percentage of the Sponsor's contributions is determined based upon the individual's years of service as follows:

                  2 Years                           20%
                  3 Years                           40%
                  4 Years                           60%
                  5 Years                           80%
                  6 Years                          100%

         A year of service is defined as a minimum of 1,000 hours.

         INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options:

                  BOYD BROS. TRANSPORTATION INC. COMMON STOCK - Funds are invested in the common stock of the Sponsor.

                  STABLE PRINCIPAL FUND - Funds are invested in the AmSouth Stable Principal Fund, which is a mutual fund consisting primarily of high grade corporate and U.S. Government bonds.

                  BALANCED FUND - Funds are invested in the AmSouth Balanced Fund, which is a mutual fund consisting primarily of stocks and bonds.

                  EQUITY FUND - Funds are invested in the AmSouth Equity Fund, which is a mutual fund consisting primarily of common stocks.

                  BOND FUND - Funds are invested in the AmSouth Bond Fund, which is a mutual fund consisting primarily of high grade bonds.

                  PRIME OBLIGATION FUND - The AmSouth Prime Obligation Fund is a money market mutual fund where funds are temporarily invested until investment and disbursement transactions are processed and cleared.

                  DREYFUS EMERGING LEADERS FUND - Funds in this mutual fund are invested in common stocks of smaller growth companies.

                  FIDELITY EQUITY GROWTH FUND (ADVISOR SERIES I) - Funds in this mutual fund are invested in common stocks of companies with earnings growth potential.

                  FIDELITY MID CAP FUND (ADVISOR SERIES I) - Funds in this mutual fund are invested primarily in common stocks of small to medium size companies.

                  PIONEER GROWTH SHARES FUND - Funds in this mutual fund are invested in common stocks of companies with earnings growth potential.

                  DREYFUS/LAUREL PREMIER BALANCED FUND - Funds in this mutual fund are invested primarily in stocks and bonds.

         PAYMENT OF BENEFITS - A participant's account is distributed upon retirement, disability, death or termination of employment.

3.       TAX STATUS

         The Sponsor has adopted a prototype standardized plan. The Internal Revenue Service has determined and informed AmSouth Bank by letter dated January 21, 1993, that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan itself has not filed for a determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100% vested in their accounts.

5.       INVESTMENTS

         The following table presents the fair value of investments. Those that represent 5% or more of the net assets of the Plan are separately identified:

                                                     2000                1999
Common stock (at quoted market prices) -
  Boyd Bros. Transportation Inc.                  $  275,913          $  788,453
                                                  ----------          ----------

Mutual funds (at quoted market prices):
  AmSouth Stable Principal Fund                      883,367             686,773
  AmSouth Balanced Fund                              722,218             817,208
  AmSouth Equity Fund                              1,525,197           1,801,539
  Fidelity Equity Growth Fund                        269,547
  Fidelity Midcap Fund                               501,854
  Other Funds                                        451,631             684,675
                                                  ----------          ----------

           Total mutual funds                      4,353,814           3,990,195
                                                  ----------          ----------

 Real estate - land and buildings (at
    estimated fair value)                                                320,000
                                                  ----------          ----------

           Total investments                      $4,629,727          $5,098,648
                                                  ==========          ==========

         During 2000 and 1999, the Plan's investments (including investments bought or sold, as well as held during the year) appreciated (depreciated) in value, as follows:

                                                                             2000                1999
              Investments at fair value as determined by
                quoted market prices:
                  Common stock                                            $ (506,336)         $  (12,382)
                  AmSouth Stable Principal Fund                                2,187              30,796
                  AmSouth Balanced Fund                                      (24,707)           (112,979)
                  AmSouth Equity Fund                                       (160,527)           (210,606)
                  AmSouth Bond Fund                                            9,794             (14,240)
                  Dreyfus Emerging Leaders Fund                                3,456               6,482
                  Fidelity Equity Growth Fund (Advisor Series I)             (51,534)             16,982
                  Fidelity Mid Cap Fund (Advisor Series I)                    23,178              25,472
                  Pioneer Growth Shares Fund                                  (9,724)             (2,912)
                  Dreyfus/Laurel Premier Balanced Fund                          (765)                 12
                                                                          ----------          ----------

                         Total                                            $ (714,978)         $ (273,375)
                                                                          ==========          ==========

6.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by AmSouth Bank of Alabama, the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $15,386 and $31,209 for the years ended December 31, 2000 and 1999, respectively.

         The Plan also holds shares of the Sponsor's common stock (130,157 and 133,219 shares at December 31, 2000 and 1999, respectively). These transactions qualify as party-in-interest.



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

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000

                                                    C. DESCRIPTION OF INVESTMENT
A.      B.  IDENTITY OF ISSUE,                         INCLUDING MATURITY DATE,
            BORROWER, LESSOR, OR                       RATE OF INTEREST, COLLATERAL,                      E. CURRENT
            SIMILAR PARTY                              PAR OR MATURITY VALUE                                 VALUE
        Common stock -
   *      Boyd Bros. Transportation Inc.                 130,157 shares                                    $ 275,913
                                                                                                           ---------

        Mutual Funds:
   *      AmSouth Stable Principal Fund                    57,802 units                                      883,367
   *      AmSouth Balanced Fund                            59,442 units                                      722,218
   *      AmSouth Equity Fund                              81,736 units                                    1,525,197
   *      AmSouth Bond Fund                                15,563 units                                      170,257
          Dreyfus Emerging Leaders Fund                     5,376 units                                      212,818
          Fidelity Equity Growth Fund                       4,525 units                                      269,547
          Fidelity Mid Cap Fund                            22,525 units                                      501,854
          Pioneer Growth Shares                             2,826 units                                       48,627
          Dreyfus Premier Balanced Fund                     1,366 units                                       19,929
                                                                                                          ----------

          Total mutual funds                                                                               4,353,814
                                                                                                          ----------

                   Total                                                                                  $4,629,727
                                                                                                          ==========

   *    Party-in-interest

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                              G. COST OF    H. CURRENT VALUE
    A. IDENTITY OF          B. DESCRIPTION       C. PURCHASE     D. SELLING      ASSET         OF ASSET ON         I. NET GAIN
    PARTY INVOLVED             OF ASSET             PRICE           PRICE        SOLD          TRANSACTION DATE       OR (LOSS)
SINGLE TRANSACTIONS:

AmSouth Bank                 Real estate                          $ 258,526    $ 323,841         $ 258,526          $ (65,315)

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                                         BOYD BROS. TRANSPORTATION INC.
                                         401(K) PROFIT SHARING PLAN


                                         By: Boyd Bros. Transportation Inc.
                                               As Plan Administrator



Date: June 28, 2001                      By:    /s/ Ginger B. Tibbs
                                         Name:  Ginger B. Tibbs
                                         Title: Secretary - Treasurer

                                    FORM 11-K

                                INDEX TO EXHIBITS


EXHIBIT NO.                                                           PAGE NO.
-----------                                                           --------
    23              Consent of Independent Auditors                      14
